

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 17, 2007

Mr. Vladimir Fedyunin
Chief Executive Officer
  and Chief Financial Officer
Knewtrino, Inc.
601 Union Street
Two Union Square, 42nd Floor
Seattle, WA 98101

> **RE:** **Knewtrino, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for Fiscal Quarters Ended March 31, 2007**
> **and June 30,2007**
> **File No. 000-51640**

Dear Mr. Fedyunin:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note that the auditor's report of Moore & Associates does not address the cumulative amounts for the statements of operations, stockholders' equity and cash flows. Please have your auditors revise their report to cover all periods presented in accordance with Rule 2-02(c) of Regulation S-X.

2.   Additionally, the report of your former accountant, Amisano Hanson, covering the fiscal year ended December 31, 2005, has been omitted. The report also appears to have been dated February 21, 2005 in error. Please provide this report, revised to reflect the appropriate date.

Note 6 Common Stock, page F-10

3.   We note that during May and July of 2006 the company issued a total of 420,000 shares of common stock and 420,000 warrants in private placements, for a total of $420,000. Please tell us how you valued and accounted for the issuance of the warrants issued in these transactions.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2007

Item 2. Management's Discussion and Analysis or Plan of Operation, page 13

4.   Refer to the second paragraph of page 13 which indicates that you decided to abandon your wireless business in June 2007. Please disclose how you account for the impairment of long-lived assets and explain to us your consideration of the impairment of your Instant Wirefree technology as of June 30, 2007. Also tell us how much you expect to recover from the disposition and/or abandonment of this technology, if anything, and describe for us the anticipated circumstances of any such recovery.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Joseph Kempf, Senior Accountant, at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director